Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Pre-effective Amendment No. 5 to Form F-1 of our report dated August 4, 2022, with respect to our audit of the consolidated financial statements of Harden Technologies Inc. as of December 31, 2021 and for the year ended December 31, 2021, which report appears in the Prospectus, and being part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

We were dismissed as auditors on November 23, 2022, and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Friedman LLP

New York, New York

October 23, 2023